UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)

DOVA PHARMACEUTICALS, INC.
(Name of Subject Company)

DRAGONFLY ACQUISITION CORP.
(Offeror)
A Wholly Owned Subsidiary of

DRAGONFLY HOLDING CORP.
(Parent of Offeror)
And An Indirect Wholly Owned Subsidiary of

SWEDISH ORPHAN BIOVITRUM AB (PUBL)
(Parent of Offeror)

COMMON STOCK, $0.001 PAR VALUE
(Title of Class of Securities)

25985T 10 2
(CUSIP Number of Class of Securities)

Torbjörn Hallberg
Swedish Orphan Biovitrum AB (publ)
General Counsel and Head of Legal Affairs
Tomtebodavägen 23A
SE-112 76
Stockholm, Sweden
+46 8 697 20 00
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Damien R. Zoubek
Cravath, Swaine & Moore LLP
825 Eighth Avenue
New York, NY 10019
(212) 474-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
887,947,667.10	115,255.61***

*
Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated as the product of (i) $28.15, the average of the high and low sales prices per share of Dova Pharmaceuticals, Inc. (“Dova”) common stock on October 8, 2019, as reported by NASDAQ Global Market, and (ii) 31,543,434, the number of shares of Dova common stock estimated to be outstanding immediately prior to the consummation of the offer and the merger (which includes 28,801,863 shares of Dova common stock, 2,661,304 shares that may become outstanding as a result of outstanding options and 80,267 shares that may become outstanding as a result of vesting of RSU).

**
The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2020, issued August 23, 2019, by multiplying the transaction valuation by 0.0001298.

***	Previously paid.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$115,255.61	Filing Party:	Dragonfly Acquisition Corp., Dragonfly Holding Corp. and Swedish Orphan Biovitrum AB (publ)
Form or Registration No.:	Schedule TO	Date Filed:	October 11, 2019

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and together with any subsequent amendments and supplements thereto, the “Schedule TO”), filed with the Securities and Exchange Commission (“SEC”) on October 11, 2019, by Dragonfly Acquisition Corp., a Delaware corporation (“Purchaser”), a wholly owned subsidiary of Dragonfly Holding Corp. (“HoldCo”), HoldCo, a Delaware corporation and a wholly owned subsidiary of Swedish Orphan Biovitrum AB (publ) (“Sobi”), and Sobi, a Swedish public limited liability company.  The Schedule TO relates to the tender offer by Purchaser for all of the outstanding shares of common stock, par value $0.001 per share (“Shares”), of Dova Pharmaceuticals, Inc., a Delaware corporation (“Dova”), for (i) $27.50 per Share, net to the seller thereof in cash, without interest and subject to any applicable withholding taxes, plus (ii) one contractual contingent value right per Share which represents the right to receive a contingent payment of $1.50 in cash, without interest and subject to any applicable withholding taxes, if a specified milestone is achieved, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 11, 2019 (together with any amendments and supplements thereto, the “Offer to Purchase”) and in the related letter of transmittal (together with any amendments and supplements thereto, the “Letter of Transmittal”), copies of which are attached hereto as exhibits (a)(1)(A) and (a)(1)(B), respectively.

The information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of the Schedule TO, and the information in the Offer to Purchase and Letter of Transmittal is supplemented by the information specifically provided in this Amendment.

Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

The Offer to Purchase, Letter of Transmittal and Items 3 and 11 of the Schedule TO are hereby amended as follows.

Item 3.  Procedures for Accepting the Offer and Tendering Shares.

The information set forth under the heading “Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase and Item 3 of the Schedule TO, to the extent such Item incorporates by reference the information contained in the Offer to Purchase, is amended and supplemented by replacing the third bullet point under the heading “Guaranteed Delivery” on page 18 of the Offer to Purchase with the following bullet point:

●
“the following must be received by the Depositary at one of its addresses set forth in the Letter of Transmittal within two trading days after the date of execution of such Notice of Guaranteed Delivery: (A) if Shares being tendered are certificated, (1) the Letter of Transmittal, properly completed and duly executed, (2) Share Certificates evidencing such Shares, in proper form for transfer, and (3) any other documents required by the Letter of Transmittal, (B) if Shares being tendered are uncertificated and held in book-entry form with Dova’s transfer agent, (1) the Letter of Transmittal, properly completed and duly executed, and (2) any other documents required by the Letter of Transmittal and (C) if Shares are being tendered by book-entry transfer, (1) a Book-Entry Confirmation, (2) the Letter of Transmittal, properly completed and duly executed, or an Agent’s Message and (3) any other documents required by the Letter of Transmittal.”

Item 11.  Additional Information.

The information set forth under the heading “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase and Item 11 of the Schedule TO, to the extent such Item incorporates by reference the information contained in the Offer to Purchase, is amended and supplemented by adding the following sentences to the second paragraph under the heading “United States Antitrust Compliance” on page 56 of the Offer to Purchase:

“On October 25, 2019, the FTC granted early termination of the waiting period under the HSR Act.  Accordingly, the Regulatory Condition to the Offer relating to the receipt of approval, expiration or termination of the mandatory waiting period under the HSR Act has been satisfied.”

The information set forth under the heading “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase and Item 11 of the Schedule TO, to the extent such Item incorporates by reference the information contained in the Offer to Purchase, is amended and supplemented by replacing the paragraph under the heading “Litigation” on page 58 of the Offer to Purchase with the following paragraphs:

“Litigation. Between October 14, 2019 and October 31, 2019, four stockholder actions were filed in federal court (captioned Wang v. Dova Pharm., Inc., et al., No. 19-cv-01944-UNA (D. Del. filed Oct. 14, 2019); Wheby v. Dova Pharm., Inc., et al., No. 19-cv-01981-UNA (D. Del. filed Oct. 18, 2019) (filed on behalf of putative class) (the “Wheby Complaint”); Hurd v. Dova Pharm., Inc. et al., No. 19-cv-09708 (S.D.N.Y. filed Oct. 21, 2019); and Katz v. Dova Pharm., Inc. et al., No. 19-cv-10147 (S.D.N.Y. filed Oct. 31, 2019) (collectively, the “Complaints”)) against Dova and the Dova Board related to the Offer. The Wheby Complaint also named Sobi and Purchaser as defendants. The Complaints assert violations of Sections 14(e) & (d) and 20(a) of the Exchange Act and Rule 14d-9 promulgated thereunder. Plaintiffs contend that Dova’s Schedule 14D-9, filed on October 11, 2019, omitted or misrepresented material information regarding the Offer. The Complaints seek, among other things, injunctive relief, rescission or rescissory damages, and an award of plaintiffs’ respective costs, including attorneys’ fees and expenses.

The defendants believe the allegations and claims asserted in the Complaints are without merit and that the disclosures in the Schedule 14D-9 comply fully with applicable law.  We cannot predict the outcome of, or estimate the possible loss or range of loss from, these matters. It is possible that additional, similar complaints may be filed or the Complaints will be amended. If this occurs, we do not intend to announce the filing of each additional, similar complaint or any amended complaint unless it contains allegations that are substantially distinct from those made in the pending actions described above.”

Letter of Transmittal.

The information set forth in the Letter of Transmittal is amended and supplemented by replacing the second paragraph under the heading “Delivery of Letter of Transmittal and Certificates or Book-Entry Confirmations” on page 9 of the Letter of Transmittal with the following paragraph:

“Stockholders whose Share Certificates are not immediately available or who cannot deliver all other required documents to the Depositary prior to the Expiration Date or who cannot complete the procedures for book-entry transfer prior to the Expiration Date may nevertheless tender their Shares by properly completing and duly executing a Notice of Guaranteed Delivery pursuant to the guaranteed delivery procedure set forth in Section 3 of the Offer to Purchase. Pursuant to such procedure: (a) such tender must be made by or through an Eligible Institution, (b) a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form provided by Purchaser must be received by the Depositary prior to the Expiration Date, and (c) Share Certificates representing all tendered Shares, in proper form for transfer (or a Book-Entry Confirmation with respect to such Shares), this Letter of Transmittal (or facsimile thereof), properly completed and duly executed with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message), and all other documents required by this Letter of Transmittal, if any, must be received by the Depositary within two NASDAQ Global Select Market trading days after the date of execution of such Notice of Guaranteed Delivery.”

Item 12.  Exhibits.

Exhibit	Exhibit Name
(a)(1)(A)	Offer to Purchase dated October 11, 2019.*
(a)(1)(B)	Form of Letter of Transmittal (including Internal Revenue Service Form W‑9).*
(a)(1)(C)	Form of Notice of Guaranteed Delivery.*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Form of Summary Newspaper Advertisement, as published in Wall Street Journal on October 11, 2019.*
(a)(5)(A)	Initial Press Release issued by Sobi on September 30, 2019, incorporated herein by reference to Exhibit 99.1 of the Schedule TO‑C filed by Sobi on September 30, 2019.
(a)(5)(B)	Presentation slides made available by Sobi, incorporated herein by reference to Exhibit 99.1 of the Schedule TO‑C filed by Sobi on October 1, 2019.
(a)(5)(C)	Press Release issued by Sobi on October 11, 2019.*
(d)(1)
Agreement and Plan of Merger, dated as of September 30, 2019, by and among Dova Pharmaceuticals, Inc., Swedish Orphan Biovitrum AB (publ) and Dragonfly Acquisition Corp., incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Dova with the SEC on October 3, 2019.*

(d)(2)	Form of Contingent Value Rights Agreement, incorporated by reference to Annex II to Exhibit 2.1 to the Form 8-K filed by Dova with the SEC on October 3, 2019.*
(d)(3)	Tender and Support Agreement, dated September 30, 2019, by and among Sobi, Purchaser, Paul B. Manning and certain stockholders of Dova named therein.*
(d)(4)	Tender and Support Agreement, dated September 30, 2019, by and among Sobi, Purchaser and Sean Stalfort.*
(d)(5)	Confidentiality Agreement, dated August 19, 2019, by and between Sobi and Dova.*
(g)	Not applicable.
(h)	Not applicable.

* Previously filed.

Item 13.  Information Required by Schedule 13E‑3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SWEDISH ORPHAN BIOVITRUM AB (PUBL)

By:	/s/ GUIDO OELKERS
	Name:	Guido Oelkers
	Title:	Chief Executive Officer and President
	Date:	November 1, 2019

DRAGONFLY HOLDING CORP.

By:	/s/ TORBJÖRN HALLBERG
	Name:	Torbjörn Hallberg
	Title:	General Counsel and Secretary
	Date:	November 1, 2019

DRAGONFLY ACQUISITION CORP.

By:	/s/ HENRIK STENQVIST
	Name:	Henrik Stenqvist
	Title:	Chief Financial Officer, Vice President and Treasurer
	Date:	November 1, 2019